JG



16022097



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON H. DIAMOND 203-418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 4 2016
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

DONNA HART
Notary Public
Connecticut
My Commission Expires Dec 31, 2019

Signature

CHIEF FINANCIAL OFFICER
Title

Donna Hart
Notary Public expiration 12/31/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBERT J SIMS & CO., INC.
AND SUBSIDIARIES

DECEMBER 31, 2015

TABLE OF CONTENTS

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Herbert J. Sims & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc. as of December 31, 2015. This consolidated financial statement is the responsibility of Herbert J. Sims & Co., Inc.'s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J. Sims & Co., Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Fox & Juran

Fox & Juran

New York, New York

February 26, 2016

HERBERT J SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents (Note)	$ 1,545,077
Securities owned at market value (Note)	4,615,269
Accrued interest receivable	83,723
Other receivables	221,408
Due from clearing agent (Note)	6,859,380
Intangible assets	831,217
Investments	1,777,461
Employee loans and other advances (Note)	1,679,828
repaid expenses	971,721
Furniture equipment and leasehold mprovements, net (Note)	699,486
Security deposits (Note)	175,524
Secured demand note receivable collateralized by marketable securities	250,000
TOTAL ASSETS	$ 19,710,094

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Securities sold not yet purchased, at market value	$ 15,582
Accounts payable and accrued expenses	6,149,818
Income taxes (Note)	650,800
Subordinated borrowings (Note)	250,000
TOTAL LIABILITIES	$ 7,066,200
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939
Additional paid in capital	184,212
Retained earnings	13,038,526
Treasury stock	(643,783)
TOTAL STOCKHOLDER'S EQUITY	$ 12,643,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,710,094

See Report of Independent Registered Public Accounting Firm
and Accompanying Notes to Consolidated Financial Statements

HERBERT J SIMS & CO., INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012.

Herbert J Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:
Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J Sims Capital Management Inc.

All significant intercompany balances and transactions are eliminated in consolidation.

b. Investment Banking

Investment banking revenues include income and fees, net of direct expenses arising from fixed income securities offerings in which the Company acts as underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

c. Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with Statement ASC 820, Fair Value Measurements.

d. Commission Income and Related Clearing Expenses

Acting as a principal, the Company earns substantially all commission income by buying and selling securities and various other investment products on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e. Depreciation and amortization

The Company provides for depreciation of assets using the straight line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of economic useful life of the improvement or over the term of the lease. Depreciation and amortization expense was $220,591 for the year.

f. Employee Loans and other advances

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,679,828 at December 31, 2015. The loans are for an average of five years, are repaid on a monthly basis over their term and are charged a market rate of interest.

g. Cash Equivalents

Cash equivalents are defined as unrestricted short term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

h. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

i. Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $1,157,458 for the year.

j. Deferred Income Taxes

The Company accounts for deferred income taxes using the asset and liability method. Certain income and expense items are accounted for in different financial reporting periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statement for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred income tax assets, when as determined by management, it is more likely than not that the tax benefit will not be realized.

The company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

j. Deferred Income Taxes (cont'd)

assesses the likelihood, based upon their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. SECURITIES OWNED

Securities owned at December 31, 2015 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$ 4,285,696
Corporate bonds - at fair value	329,573
	$ 4,615,269

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (con't)

market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy. Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy.

Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$1,545,077	-	-	$ 1,545,077
Securities owned:				
Municipal bonds – fixed rate	$3,764,857	$520,839	-	$4,285,696
Corporate bonds	$ 329,573	-	-	$ 329,573
	$4,094,430	$520,839	-	$ 4,615,269
	$5,639,507	$ 520,839	-	$ 6,160,346

HERBERT J SIMS & CO., INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2015

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture	$ 526,794	$ (435,894)	$ 90,900
Equipment	894,454	(390,346)	504,108
Leasehold improvements	244,523	(140,045)	104,478
	$ 1,665,771	$ (966,285)	$ 699,486

6. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of SEC rule 15c3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

7. SUBORDINATED BORROWING

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2015. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $250,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

8. INCOME TAXES

Income tax provisions of the Company consist of the following:

Current	$ (271,553)
Deferred	128,000
Provision for income taxes	$ (143,553)

Deferred income taxes payable of $128,00 result from net differences between deferred tax assets and deferred tax liabilities of $546,000 primarily arising from differences in depreciation and amortization of fixed and intangible assets. The Company has provided for deferred income taxes using Federal and state rates of 35% and 8%, respectively.

See Report of Independent Registered Public Accounting Firm

8. INCOME TAXES (cont'd)

The Company's tax return for the current year and the last two years is subject to examination by the Internal Revenue Service and the State of Connecticut. Management believes it is no longer subject to income taxes for years prior to 2012.

9. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participant's annual compensation. For the year ended December 31,2015 the Company made no contribution to the plan.

10. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management, Inc.

All intercompany transactions have been eliminated from the consolidation.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2015, there were no open contractual commitments relating to such transactions.

The Company leases office space in Connecticut, Florida, New Jersey, Minnesota, Massachusetts, Maryland, Pennsylvania, Puerto Rico and Texas under agreements extending through March 2019. Minimum annual rentals are as follows:

2016	$ 998,653
2017	927,620
2018	498,912
2019	134,090
2020	113,937
2021	14,441
	$ 2,687,653

12. FINANCIAL INSTRUMENTS WITH OFF-BLANCE SHEET RISK

At December 31, 2015 cash on deposit in high quality financial institutions exceeded insured bank limits by approximately $916,000.

13. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

14. MINIMUM NET CAPITAL

The company is subject to SEC Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company's net capital and aggregate indebtedness, as defined, were $5,908,653 and $5,653,636 respectively. The net capital ratio was 95.68 or .9568. Net excess capital was $5,531,774.

15. ANNUAL REPORT

Pursuant to rule 17a5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424